SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 5)

                       MCNEIL REAL ESTATE FUND XXVI, L.P.
                       (Name of Subject Company [Issuer])

                         HIGH RIVER LIMITED PARTNERSHIP
                                  CARL C. ICAHN
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction Valuation*:$8,307,232    Amount of filing fee: $1,662
--------------------------------------------------------------------------------

     * For purposes of calculating the filing fee only. This amount assumes the purchase of 86,533,671 Units of the Partnership (consisting of all outstanding Units) at $.096 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,662
Form or Registration No.: Schedule 14D1
Filing Party: High River Limited Partnership, Riverdale LLC and Carl C. Icahn Dated Filed: September 20, 1996

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                        AMENDMENT NO. 5 TO SCHEDULE 14D-1

     This Amendment No. 5 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996 (the "Schedule 14D-1") by High River Limited Partnership, a Delaware limited partnership (the "Purchaser"), Riverdale LLC, a New York limited liability company, and Carl C. Icahn (collectively, the "Reporting Person") relating to the tender offer by the Purchaser to Purchase any and all limited partnership units (the "Units") of McNeil Real Estate Fund XXVI, L.P., a California limited partnership upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 1996 (the "Offer to Purchase") and in the related Assignment of Partnership Interest, as each may be amended from time to time (which together constitute the "Offer"), to include the information set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10. Additional Information.

     Item 10 (f) is hereby supplemented and amended as follows:

     The information set forth in Exhibit 30 attached hereto is incorporated herein by reference.

Item 11. Materials to Be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following:

(c)

Exhibit 30. Press Release dated November 13, 1996.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1996


                         HIGH RIVER LIMITED PARTNERSHIP

                             By:  Riverdale LLC, General Partner

                         and

                         RIVERDALE LLC

                             By: /s/ ROBERT J. MITCHELL
                                -----------------------------------------------
                                     Robert J. Mitchell
                             Title:  Manager, Vice President and
                                     Treasurer

                                /s/ THEODORE ALTMAN
                                -----------------------------------------------
                                    Carl C. Icahn
                                By: Theodore Altman as Attorney-in-fact

                     [Signature Page for Amendment No. 5 to
              McNeil Real Estate Fund XXVI, L.P. Schedule 14D-1 and
             Amendment No. 5 to McNeil Real Estate Fund XXVII, L.P.
                                 Schedule 14D-1]

                                  EXHIBIT INDEX

                                                                     Page Number
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Exhibit 30. Press Release dated November 13, 1996.